SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/19/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,234,724

8. SHARED VOTING POWER
499,732

9. SOLE DISPOSITIVE POWER

1,734,456
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,734,456

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

21.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 11 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 11 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
A member of the group sent the attached letter to the issuer.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,734,456 shares of WOC or 21.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the CEO of Wilshire Enterprises, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/16/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097


December 18, 2008

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11 43 Raymond Plaza West  10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:

Thank you and thanks to Kevin for meeting with us today.

As you may suspect, we are not convinced that growing Wilshire is preferable to pursuing a liquidity event and the market has not responded favorably to Wilshires new direction.
In fact, today the stock price fell into penny stock territory. Since we are faced with an imminent advance notice deadline, we must protect our investment by advising you that at the annual shareholder meeting scheduled for February 26, 2009 we intend to submit two proposals and to nominate five persons for election as directors of WOC.

The first proposal is as follows:

The first sentence of Section 1 of Article II of the bylaws shall be revised to read: The Board of Directors of the Corporation shall consist of nine persons. If this proposal is adopted directors shall be elected at this meeting to fill any vacancies thereby created.

Reason for the proposal: The last annual meeting was held more than 18 months ago. Therefore, shareholders should be able to elect a majority of the board of directors at this meeting if they would rather pursue a liquidity event than the new direction strategy.

The second proposal is as follows:

It is recommended that the board pursue a liquidity event rather than a growth strategy.

Reason for the proposal: We believe Wilshire is too small to continue to absorb the costs of remaining a public company. Moreover, as a C corporation rather than a REIT, shareholders are subject to double taxation. In sum, we think pursuing a bird in the hand liquidity event is a superior risk adjusted alternative to growing the Company.
Full Value Partners L.P. owns of record 100 shares and beneficially owns 638,400 shares of WOC that are held in street name. i.e., the shares are registered in the name of Cede & Co.

Our nominees for the two seats whose terms would have expired in 2008 are:

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750,
Saddle Brook, NJ 07663 Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six private investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firms inception in 1993.
He currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. (NYSE: MXE), and is a manager and Chairman of the Audit Committee of the Old
Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital
Corporation and was a director and Chairman of the Audit
Committee of AirNet Systems, Inc. until June 2008.

Our other nominees are:

Phillip Goldstein (born 1945); Park 80 West, Plaza Two, Suite 750,
Saddle Brook, NJ 07663 Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Rajeev Das (born 1968); Park 80 West, Plaza Two, Suite 750,
Saddle Brook, NJ 07663 Mr. Das Principal of the Bulldog Investors group of funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Director of Mexico Equity and Income Fund, Inc. (since 2001). In 2006 he served as director of Brantley Capital Corporation.

Steven Samuels (born 1956); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 Mr. Samuels is a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds.
Please note that in the event any of the above nominees becomes unable to serve prior to the meeting, we reserve the right to substitute another nominee.

Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency. Finally, please advise us if you would like any other information. Thank you.

Very truly yours,


Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner